Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

RECEIVED

2007 OCT -4 A 3:-4

#82-34714

07027092

September 26, 2007

SUPPL

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release dated September 25, 2007 and the accompanying Material Change Form.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

dw 10/4

PROCESSED

OCT 16 2007

THOMSON
FINANCIAL

#82-34714

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation (the "Company")
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

Item 2 Date of Material Change

September 25, 2007

Item 3 News Release

The Company issued a news release at Vancouver, British Columbia on September 25, 2007 through Marketwire and was electronically filed through SEDAR.

Item 4 Summary of Material Change

The Company reported that the Federal Court of Canada ruled that the Federal environmental assessment of the Red Chris project was procedurally incorrect and should have been carried out by way of a comprehensive study review and not as a screening level review.

Item 5 Full Description of Material Change

The Company reported that the Federal Court of Canada ruled that the Federal environmental assessment of the Red Chris project was procedurally incorrect and should have been carried out by way of a comprehensive study review and not as a screening level review.

The Court found the Department of Fisheries and Oceans and Natural Resources Canada ("Responsible Authorities") did not have the authority under the Canadian Environmental Assessment Act ("CEAA"), to re-scope the project to a screening level review after the Responsible Authorities had determined they would proceed by comprehensive study review.

The judgment sets aside the Federal environmental assessment completed in May 2006 which determined the Red Chris project was not likely to cause significant adverse environmental effects. As a result of this judgment, the Responsible Authorities will be required to revisit the environmental assessment of the project under CEAA.

The decision of the Federal Court does not affect the Environmental Assessment Certificate issued by the Province of British Columbia in August 2005 following a thorough environmental assessment that concluded the Red Chris Project is not likely to cause significant adverse impacts.

The Company sees this decision as a setback for environmental review of projects in Canada by significantly limiting the ability of Federal and Provincial authorities to harmonize their respective review processes and avoid costly duplication and uncertainty.

The Company will be conferring with the Responsible Authorities to determine how they wish to proceed.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 26th day of September, 2007.

IMPERIAL METALS CORPORATION

Per: *"Andre Deepwell"*
Signature of authorized signatory

Andre Deepwell, Chief Financial Officer
Name and office of authorized signatory

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports on Federal Court Ruling Regarding the Red Chris Project

Vancouver, BC – September 25, 2007 – **Imperial Metals Corporation (TSX:III)** reports the Federal Court of Canada today ruled that the Federal environmental assessment of the Red Chris project was procedurally incorrect and should have been carried out by way of a comprehensive study review and not as a screening level review.

The Court found the Department of Fisheries and Oceans and Natural Resources Canada ("Responsible Authorities") did not have the authority under the Canadian Environmental Assessment Act ("CEAA"), to re-scope the project to a screening level review after the Responsible Authorities had determined they would proceed by comprehensive study review.

The judgment sets aside the Federal environmental assessment completed in May 2006 which determined the Red Chris project was not likely to cause significant adverse environmental effects. As a result of this judgment, the Responsible Authorities will be required to revisit the environmental assessment of the project under CEAA.

The decision of the Federal Court does not affect the Environmental Assessment Certificate issued by the Province of British Columbia in August 2005 following a thorough environmental assessment that concluded the Red Chris Project is not likely to cause significant adverse impacts.

The Company sees this decision as a setback for environmental review of projects in Canada by significantly limiting the ability of Federal and Provincial authorities to harmonize their respective review processes and avoid costly duplication and uncertainty.

The Company will be conferring with the Responsible Authorities to determine how they wish to proceed.

Contact:
Brian Kynoch, President 604.669.8959 or Sabine Goetz, Investor Relations 604.488.2657
// website: www.imperialmetals.com // email: info@imperialmetals.com

END